Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $.01 par value	33,863,445	(1)(2)	$0.2975	(3)	$10,074,375	(3)	$1,099.12

(1)Represents shares offered by the Selling Stockholder. Includes an indeterminable number of additional shares of Common Stock, pursuant to Rule 416 under the Securities Act that may be issued to prevent dilution from stock splits, stock dividends or similar transaction that could affect the shares to be offered by Selling Stockholder.

(2)Consists of 33,613,445 shares of Common Stock of which 3,735,000 shares have been sold as of the date of this filing and remaining 29,878,445 shares are open for sale now, that we may issue to the Peak One Opportunity Fund, LP (“Peak One”) pursuant to put notices under the May 3, 2021 Equity Purchase Agreement with Peak One and also consists of 250,000 shares of Common Stock issuable pursuant to a Commitment Fee of 250,000 Common Stock Shares, 125,000 of which were issued to each of Peak One and Peak One Investments, LLC (“Peak One Investments”) on May 3, 2021.

(3)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and is based upon the closing price of $0.2975 per share of the Registrant’s Common Stock on the OTCQB on May 20, 2021.